AM 9/13/2004

[redacted]

04019856

cm 9/3

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
AUG 3 0 2004
WASH, D.C. 155

SEC FILE NUMBER
8- 53154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/28/03 (MM/DD/YY) AND ENDING 7/2/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ernst & Young Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 S. Wacker Drive
(No. and Street)

Chicago,	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gery Sadzewicz (312) 879-3794
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OB 9-16

OATH OR AFFIRMATION

I, Gery Sadzewicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance, LLC, as of July 2, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
KATHY A. VAUGHN
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 02/14/06

Signature

Compliance Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE, LLC

July 2, 2004

CONTENTS

	Page
Report of Independent Certified Public Accountants	3
Financial Statements	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Member's Capital	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 14
Supplementary Information	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	16
Statement Regarding Rule 15c3-3	17

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Ernst & Young Corporate Finance, LLC

We have audited the accompanying statement of financial condition of Ernst & Young Corporate Finance, LLC (the "Company") as of July 2, 2004, and the related statements of income, changes in member's capital, and cash flows for the period from June 28, 2003 to July 2, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ernst & Young Corporate Finance, LLC as of July 2, 2004, and the results of its operations and its cash flows for the period from June 28, 2003 to July 2, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
July 30, 2004

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Ernst & Young Corporate Finance, LLC

STATEMENT OF FINANCIAL CONDITION

July 2, 2004

ASSETS

Cash and cash equivalents	$40,654,436
Accounts receivable, net	9,892,813
Investment at fair value	541,992
Equipment, at cost, less accumulated depreciation	282,314
Other assets	1,255,412
	$52,626,967

LIABILITIES AND MEMBER'S CAPITAL

Accrued variable compensation	$ 6,068,201
Accounts payable and other accrued expenses	1,757,387
Retainers received and deferred revenue	6,198,487
Due to Member	3,841,542
Subordinated notes payable	3,700,000
	21,565,617
Commitments and contingencies	
Member's capital	31,061,350
	$52,626,967

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance, LLC

STATEMENT OF INCOME

Period from June 28, 2003 to July 2, 2004

Revenues	
Fee income, net	$84,264,258
Interest	396,493
	84,660,751
Operating expenses	
Employee compensation and benefits	48,456,161
Engagement expenses incurred	10,717,749
Office and administrative	7,763,077
Occupancy	6,052,658
Practice development	2,645,066
Technology	1,497,043
Library	1,652,094
Regulatory fees	816,280
Professional fees	571,620
Recruiting	83,459
Interest	254,087
Other	1,958,757
	82,468,051
NET INCOME	$ 2,192,700

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Period from June 28, 2003 to July 2, 2004

Member's capital, beginning of period	$32,868,650
Net income	2,192,700
Return of capital to Parent	(4,000,000)
Member's capital, end of period	$31,061,350

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance, LLC

STATEMENT OF CASH FLOWS

Period from June 28, 2003 to July 2, 2004

Cash flows from operating activities	
Net income	$ 2,192,700
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	170,915
(Increase) decrease in investment, at fair value	(900,000)
Changes in operating assets and liabilities	
(Increase) decrease in operating assets	
Accounts receivable, net	(3,207,988)
Other assets	(86,180)
Increase (decrease) in operating liabilities	
Accrued variable compensation	(5,123,383)
Accounts payable and other accrued expenses	(1,209,382)
Retainers received and deferred revenue	(3,881,834)
Due to Member	1,297,133
Net cash used in operating activities	(10,748,019)
Cash flows from investing activities	
Investment at fair value	2,558,008
Acquisition of equipment	(287,769)
Net cash provided by investing activities	2,270,239
Cash flows from financing activities	
Issuance of subordinated notes payable	500,000
Return of capital to Parent	(4,000,000)
Net cash used in financing activities	(3,500,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,977,780)
Cash and cash equivalents at beginning of period	52,632,216
Cash and cash equivalents at end of period	$ 40,654,436
Supplemental disclosures of cash flow information:	
Cash paid during the period for	
Interest	$ 138,377
Income taxes	121,489

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance, LLC

NOTES TO FINANCIAL STATEMENTS

July 2, 2004

NOTE A - GENERAL BUSINESS

Ernst & Young Corporate Finance, LLC (the "Company" or "EYCF LLC") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its member's liability in the Company's obligations and debts shall be limited to the amount of the member's capital contributions. The Company is wholly owned by Ernst & Young U.S., LLP ("E&Y LLP"), a Delaware limited liability partnership.

The Company provides financial advisory services to institutional customers regarding capital markets, mergers and acquisitions and restructuring advisory services. The Company does not carry securities accounts for customers or perform custodial actions for customer's securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash in bank accounts and short-term investments with maturities of less than 30 days.

   Cash on deposit with banks at July 2, 2004 exceeded federally insured limits.

2. *Accounts Receivable*

   Accounts receivable are comprised of billed invoices and work-in-process which was not yet billed at July 2, 2004. Accounts receivable are recorded net of reserves, which are established on an individual engagement basis.

3. *Investment at Fair Value*

   The investment at fair value, which represents the Company's interest in the net assets of the underlying investment less the liquidity discount, consists of an investment in a private placement equity security whose value has been estimated in good faith by management.

NOTE B (continued)

4. *Equipment*

Equipment, consisting principally of computer and related office equipment, is recorded at cost. Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets.

5. *Revenue Recognition*

Revenue (which includes expenses billed to clients) for certain engagements is generally recognized as earned, on a time and materials basis, as the work is performed. Revenue for other engagements is recognized when services have been performed, or at the agreed-upon intervals and at the amounts agreed upon with the clients.

6. *Retainers Received and Deferred Revenue*

Retainers received consist principally of refundable retainers paid by clients and held by the Company on their behalf. In the event that client invoices are unpaid in whole or in part, such amounts are deemed to have been paid out of the retainer. Upon close of the engagement, any remaining portion thereof is returned to the client.

Deferred revenue also consists of clients' prepayment of fees prior to the Company having earned them.

7. *Income Taxes*

The Company is a single member limited liability company. The operations of the Company will be included in the taxable income of the single member.

8. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - INVESTMENT AT FAIR VALUE

In October of 2001, the Company and PPM Holdings, Inc. formed EYCF/PPM Holdings, LLC ("EYCF/PPM"), which invested in Endeavour, LLC ("Endeavour"). The Company's investment in EYCF/PPM totaled $1,200,000, which approximated its fair value as determined by management. Subsequent to the initial investment, management determined that the fair value increased to $3,100,000 in which the Company has received aggregate proceeds of $2,558,008; current fair value of $541,992 is reflected through July 2, 2004 on the accompanying balance sheet. Endeavour was established to acquire a diversified portfolio of assets, consisting primarily of debt obligations. PPM America, Inc. ("PPM America") is the portfolio manager of Endeavour, charged with performing certain management, administrative, and advisory functions. Per a subadvisory agreement, the Company is the subadvisor of PPM America, and is charged with providing advice and assistance to the portfolio manager in performing its duties. The Company also provides research, reporting, monitoring, credit analysis, restructuring, and disposition advice and assistance to PPM America. In consideration for the services provided to PPM America, the Company is entitled to receive a portion of the primary and secondary management fees paid by Endeavour to PPM America.

NOTE D - RELATED PARTY TRANSACTIONS

On September 1, 2001, the Company and E&Y LLP entered into a "Services Agreement" (the "Agreement") whereby the Company engaged E&Y LLP to provide certain services on the Company's behalf. Per the Agreement, payment for the services shall be negotiated on an arm's-length basis. In addition to payment for the services, E&Y LLP shall be entitled to reimbursement of its reasonable out-of-pocket expenses incurred in providing the services. The services provided under the agreement include rent and facilities support, technology, employee benefits, information services, accounting, legal counsel, new business development and office support, printing and duplicating, etc. For the fiscal year ended July 2, 2004, the total services provided by E&Y LLP to the Company under the Agreement approximated $23,484,905. At July 2, 2004, the balance due to E&Y LLP for services provided per the agreement was $3,841,542, which is reflected on the statement of financial condition as "Due to Member."

The Company periodically services its clients through subcontracting arrangements with E&Y LLP employees. When this occurs, E&Y LLP charges the Company for the time and materials spent by E&Y LLP's employees on behalf of clients of the Company. The Company then bills its clients for amounts paid to E&Y LLP. For the fiscal year ended July 2, 2004, the total amount of work subcontracted to E&Y LLP totaled $4,632,691.

At July 2, 2004, the balance due to E&Y LLP for subcontracted work was $330,399, and is included under "Accounts Payable and Other Accrued Expenses."

NOTE E - SUBORDINATED BORROWINGS

At July 2, 2004, the Company had outstanding $3,700,000 of nonconforming subordinated notes payable. The subordinated notes were issued to 37 Managing Directors of the Company, $100,000 per Managing Director. The notes are subordinated to claims of all general creditors, and accrue interest at the specified "Citibank" rate, plus 2%, per annum. For the fiscal year ended July 2, 2004, interest expense on the subordinated notes totaled $138,377. At July 2, 2004, accrued interest on the subordinated notes totaled $84,355 and is included in "Accounts payable and other accrued expenses" on the statement of financial condition.

Certain Managing Directors have entered into financing arrangements with a financial institution. Ultimate repayment of such borrowings by Managing Directors, if any, is guaranteed by the Company. The Company will not make any repayments on the subordinated borrowings to Managing Directors until the Managing Directors' loan from the financial institution has been repaid.

The Company has not sought regulatory approval to allow it to, nor does it, include these subordinated notes in calculating its net capital.

NOTE F - MEMBER'S CAPITAL

E&Y LLP is the sole member of the Company and, appropriately, all of the Company's profits and losses are allocated to E&Y LLP.

NOTE G - WORKING CAPITAL FACILITIES

The Company entered into a $10,000,000 Revolving Credit Agreement with a lending institution. Borrowings under this facility would be charged interest at LIBOR plus 1.5% per annum, and would be collateralized with the Company's accounts receivable. During the fiscal year ended July 2, 2004, the Company had not borrowed from this facility and terminated the agreement on June 28, 2004.

NOTE H - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the

NOTE H (continued)

Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. Net capital changes from day to day, but, as of July 2, 2004, the Company had net capital of $19,088,819, which exceeded minimum net capital requirements by $18,838,819.

The fourth quarter FOCUS report states a filing date ending on June 30, 2004; however, the actual reporting period on the financial statements ended on Friday, July 2, 2004. EYCF LLC was given permission by the NASD to file the report with these dates and there are no material changes to the financial results.

NOTE I - COMMITMENTS AND CONTINGENCIES

1. *Operating Subleases*

As discussed in Note D above, the Company has entered into several operating sublease agreements with E&Y LLP for its office facilities. These subleases expire through the year 2022. The subleases obligate the Company to pay the subtenant's percentage of the base rent, found in E&Y LLP's Master Leases. In addition, the subleases also obligate the Company to pay for a portion of E&Y LLP's operating costs, consisting of maintenance and repairs, taxes, electricity, other utilities, management fees and insurance. Occupancy expense, consisting of base rent and operating costs, for the fiscal year ended July 2, 2004 totaled $6,052,658.

Future minimum base rental payments required under subleases for premises are as follows:

Year ending July 2,	
2005	$ 5,583,968
2006	5,474,131
2007	5,314,638
2008	4,943,646
Thereafter	40,011,431
	$61,327,814

2. *Legal Matters*

The Company is subject to legal actions arising in the ordinary course of its business. In the opinion of management, the ultimate outcome of the legal actions will not have a material affect on the Company's financial position.

NOTE J - EMPLOYEE BENEFIT PLANS

1. *Managing Director Profit Sharing Plan*

The Company maintains a Managing Director Profit Sharing Plan qualified under Section 401(a) of the Internal Revenue Code covering substantially all Managing Directors of the Company. In order to participate in the plan, an employee must be classified as a Managing Director, must have attained the age of 21 and must have completed one year of service. Contributions made by the Company to the plan for the plan year ended December 31, 2003 totaled $816,333, and are included in "Employee compensation and benefits" on the statement of income. At July 2, 2004, $375,000 is accrued towards the Company's contribution to the plan for the plan year ended December 31, 2004, and is included in "Accounts payable and other accrued expenses" on the statement of financial condition.

2. *Ernst & Young Defined Benefit Retirement Plan*

The Company's employees are eligible to participate in Ernst & Young LLP's defined benefit retirement plan qualified under Section 401(a) of the Internal Revenue Code covering substantially all full-time, salaried employees of the Company. For the fiscal year ended July 2, 2004, the defined benefit retirement plan expense totaled $966,584, and is included in "Employee compensation and benefits" on the statement of income. At July 2, 2004, there is no balance accrued towards the Company's funding of the defined benefit retirement plan.

3. *Managing Direct Top Hat Plan*

The Company maintains a Managing Director Top Hat Plan covering substantially all managing directors of the Company. The estimated present value of the unfunded pension obligation for the Top Hat Plan at July 2, 2004 is accrued at $1,178,066.

4. *Payment to Member*

Per the Company's operating agreement, it is required to make an annual payment to E&Y LLP, which reflects a cost-sharing expenditure relating to various employee benefit arrangements. The payment is required to be in an amount equal to $25,000 (subject to annual adjustment) multiplied by the average number of Managing Directors employed by the Company during the same period. For the fiscal year ended July 2, 2004, this employee benefit expense totaled $1,109,030, and is included in "Employee compensation and benefits" on the statement of income. At July 2, 2004, there was no balance due to E&Y LLP for this employee benefit expense.

NOTE J (continued)

5. 401(k) Plan

The Company's employees are eligible to participate in E&Y LLP's 401(k) plan. The E&Y LLP 401(k) plan is a defined contribution plan, subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants are fully vested in their contributions and the firm-directed contributions immediately. For the fiscal year ended July 2, 2004, the Company's matching contributions totaled $232,015, and are included in "Employee compensation and benefits" on the statement of income. At July 2, 2004, the 401(k) plan payable totaled $276,129, and is included in "Due to Member" on the statement of financial condition.

NOTE K - RETURN OF CAPITAL CONTRIBUTION

On August 19, 2003, the Advisory Committee of the Company approved of distribution to E&Y LLP the amount of $4,000,000. The distribution was paid on August 26, 2003 and has been accounted for as a return of capital contributed.

SUPPLEMENTARY INFORMATION

Ernst & Young Corporate Finance, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

July 2, 2004

Net capital	
Member's capital	$31,061,350
Deductions and/or charges	
Nonallowable assets	
Accounts receivable, net of allowance and reserves	9,892,813
Investment at fair value	541,992
Equipment, at cost, less accumulated depreciation	282,314
Other assets	1,255,412
	11,972,531
Net capital	19,088,819
Minimum net capital requirement - the greater of 2% of aggregate debit items arising from customer transactions of $ -0- or $250,000	250,000
Excess net capital	$18,838,819
Net capital in excess of 5% of combined aggregate debit items or $120,000	$18,968,819

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Ernst & Young Corporate Finance, LLC

STATEMENT REGARDING RULE 15c3-3

July 2, 2004

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.